SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ/MF No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

                Pursuant to CVM/SEP Circular Letter No. 02/2018 and in order to complement the Notices to Shareholders published by the Company on April 10, 2018 and April 13, 2018, Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 e BRKM6) notifies its shareholders and the general market the consolidation of the indications received by its shareholders, duly updated, of candidates to compose the slate of candidates in eventual separate election of effective and alternate members of the Company’s Board of Directors and Fiscal Council to be held in the annual and extraordinary general meeting to be held on April 30, 2018 (“Meeting”), as below:

                (i) the shareholder SOJITZ CORPORATION appointed to compose the slate of candidates in eventual separate election of the Company's Board of Directors, to be held on the Meeting, in which shareholders of common shares vote, under the terms of the article 141, §4º, "I", of Law No. 6,404, dated as of December 15, 1976, as amended ("Corporation Law"), if the quorum required for using such prerogative is verified, Mr. Satoshi Awaya, as effective member, and Mr. Shinichiro Aoki, as alternate member, whose résumés with the information requested in article 10 of CVM Ruling No. 481 are already part of the Notice to Shareholders available on April 13, 2018.

                (ii) that its shareholders Geração Futuro L. Par Fundo de Investimento em Ações, Mr. HAGOP GUEREKMEZIAN, Mr. HAGOP GUEREKMEZIAN FILHO, Mrs. KATHLEEN NIETO GUEREKMEZIAN, Mrs. REGINA NIETO MOTTA GUEREKMEZIAN, Mrs. KAROLINE GUEREKMEZIAN, ALASKA BLACK MASTER FIA – BDR NÍVEL I, ALASKA BLACK INSTITUCIONAL FIA and ALASKA RANGE FIM appointed:

(ii.1) to compose the slate of candidates in eventual separate election of the Company’s Board of Directors, to be held on the Meeting, in which shareholders of common shares vote, under the terms of the article 141, §4º, “I”, of Corporation Law, if the quorum required for using such prerogative is verified, Mr. Walter Luis Bernandes Albertoni, as effective member, whose résumés with the information requested in article 10 of CVM Ruling No. 481 are already part of the Notice to Shareholders available on April 10, 2018. The alternate member of Mr. Walter was not indicated;

(ii.2) to compose the slate of candidates in eventual separate election of the Company’s Board of Directors, to be held on the Meeting, in which shareholders of preferred shares vote, under the terms of the article 141, §4º, “II”, of Corporation Law, if the quorum required for using such prerogative is verified, Mr. Walter Luis Bernandes Albertoni, as effective member, and Mr. Wilfredo João Vicente Gomes, as alternate member, whose résumés with the information requested in article 10 of CVM Ruling No. 481 are already part of the Notice to Shareholders available on April 10, 2018, in which such candidates were previously appointed as candidates of eventual separate election in which shareholders of common shares would vote;

(ii.3) to compose the slate of candidates in eventual separate election of the Company's Fiscal Council, to be held on the Meeting, in which shareholders of preferred shares vote, under the terms of the article 161, §4º, "a", of Corporation Law, if this is requested by any shareholder in attendance, Mr. Charles Renne Lebarbenchon, as effective member, and Mr. André Eduardo Dantas, as alternate member, whose résumés with the information requested in article 10 of CVM Ruling No. 481 are already part of the Notice to Shareholders available on April 10, 2018; and

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(ii.4) to compose the slate of candidates in eventual separate election of the Company's Fiscal Council, to be held on the Meeting, in which shareholders of common shares vote, under the terms of the article 161, §4º, "a", of Corporation Law, if the quorum required for using such prerogative is verified, Mr. Fabrício Santos Debortoli, as effective member, and Mr. André Rezende, as alternate member, whose résumés with the information requested in article 10 of CVM Ruling No. 481 are already part of the Notice to Shareholders available on April 10, 2018.

                Further, pursuant to the applicable legislation, the names and résumés of the candidates appointed by the Company’s controlling party and by Petróleo Brasileiro S.A. - Petrobras to compose the Company’s Board of Directors and Fiscal Council are included in the management proposal for the Meeting, made available to you at the Company’s office located at Rua Lemos Monteiro, 120 – 24º andar - Butantã, in the City of São Paulo, State of São Paulo - CEP 05501-050, and resubmitted at the following websites http://www.braskem-ri.com.br/ and www.cvm.gov.br on April 10, 2018 and April 13, 2018.

                Lastly, it must be stressed that an actual separate election of members of the Board of Directors and the Fiscal Council, under the terms of article 141, §4 and §5, and article 161, §4, of the Corporation Law, shall occur if the applicable legal requirements are fulfilled.

                The Company’s Investor Relations Department is at your disposal for any further clarifications you may need.

Camaçari, April 18, 2018.

Braskem S.A.

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.